DIFFERENT

FAMILY

VALUE

NEIGHBORHOO

LOCAL

COMMUNITY

COUNCI

FOOTBALL

HIGH

PROUD

GENUINE

we believe

First Community Corporation
2005 Annual Report



letter to shareholders

The year 2005 represented a significant milestone as we celebrated our 10th year as First Community Bank. It was a wonderful opportunity to consider the path that brought us here — and to celebrate our vision for tomorrow. While continuing to focus on smart, planned growth, we also placed particular emphasis on solidifying our position as the local bank for local business in the Midlands of South Carolina.

We opened our 11th location in February 2005 in the Red Bank community of Lexington County. Already this office has exceeded our expectations for deposit and loan growth and has quickly become an integral part of the Red Bank and White Knoll communities. In early 2006, we completed and moved into a new banking facility in Chapin. (We had outgrown our existing facility.) The new office is located on the site of our previous banking office and now represents approximately $40 million in total deposits from customers in that area.

We also announced the intent to acquire The Bank of Camden and its parent company, DeKalb Bankshares, in December 2005. Camden is a fast growing market contiguous to our existing offices in Richland County. It is also a special community with a unique history and powerful traditions and is a perfect complement to the other First Community Bank communities we call home.

To underpin and support this growth, we began construction on a new administrative center in 2005. This 27,000 square-foot facility will house our data and item processing functions, our credit and loan administration functions, and other administrative areas. The facility will allow us to support the high level of customer service expectations that have been the hallmark of First Community Bank since opening in 1995.

During last year, total bank assets grew by nearly $12 million to reach $467.5 million at year-end. However, the focus of the year was not on generating new asset growth; rather, our top priority was to grow the loan portfolio, using cash flow from the investment portfolio to fund it. Following the acquisition of Newberry Federal Savings Bank in October 2004, our loan to deposit ratio was 54 percent. In 2005, we experienced loan portfolio growth of 20 percent ($34.9 million to reach $221.7 million in loan outstandings), improving our loan to deposit ratio to 63 percent. We are happy to report we met that goal while maintaining the high loan quality we've demanded for the past 10 years. Yet, we are not satisfied. We continue to energetically and enthusiastically push forward for greater financial performance that will translate into greater returns for you, our shareholders.

Net income grew from $2.2 million in 2004 to $3.1 million in 2005. This represents an increase of 41.6 percent. These figures correspond to $1.09 and $1.04, respectively, on a fully diluted earnings per share basis.

On a sad note, we lost Angelo L. Tsiantis, a founding director and an original organizer of the bank, earlier this year. Angelo provided us with great insight and a wonderful enthusiasm for our mission. We will miss him and his leadership.

As we move into our second decade of service, First Community Bank will continue to focus on the fundamentals that have propelled us to success over the past 10 years. We are more excited about the future than we have been at any time in the past, and we look forward to sharing it with you.

Come see the difference.

James C. Leventis
Chairman

Michael C. Crapps
President and CEO

we believed in a vision

Before there was a bank, there was a vision. One that filled a distinct need in the Midlands area for a financial partner who truly understood its dreams, knew its residents by name and cared about its growth. It was a vision of a bank that was unique from neighborhood to neighborhood and of a people that deeply cared about their customers. It was a vision we believed in. And through it all, you believed in us.

Today, First Community Bank is one of South Carolina's top-performing companies — the fifth fastest growing business in the state — according to the South Carolina Chamber of Commerce and Elliott Davis, LLC. We are the Palmetto State's 18th largest bank in terms of deposits as of June 30, 2005. As we look back on a decade of service, we have cause to celebrate. Our journey here is one of deliberate choices and smart, planned growth. We expanded into new communities, growing from our original locations in Lexington and Forest Acres to 11 banking offices around the Midlands. We launched new meet the ever-changing banking needs of our customers. And we added people, reaching more than 132 employees.


*DIFFERENT
FAMILY
VALUES
NEIGHBORHOODS
LOCAL
COMMUNITY
HIGH SCHOOL FOOTBALL
SPIRIT
PROUD
GENUINE

Through our 10 years of growth, First Community Bank has remained steadfast to the guiding principles that launched this institution — a strong foundation of quality loan growth, a passionate belief in our customers, and a tremendous respect for each other. On these values, we will never compromise. It is this unwavering approach to banking that will ensure our continued growth into a second decade of serving the communities we call home. It was our vision in the beginning. It is still our vision today.

a town center
- simple no flashy



make people feel welcome

columns + pillars

- each location *

we believe in you

First Community Bank's journey over the past 10 years put us in the right places at the right time to take advantage of explosive economic growth in our Midlands-area communities. Never was this more evident than in 2005, our anniversary year.

With more than $467.5 million in assets and an increased deposit portfolio through the 2004 merger with Newberry's Dutchfork Bancshares, Inc., First Community Bank worked hard to help our customers realize their dreams. From the local business owner looking to purchase new office space or expand into different product lines to the entrepreneur with a unique twist on an old idea, we focused heavily on growing our loan portfolio so our customers could grow their business and meet their family's expanding needs. Last year we made a commitment: to establish First Community Bank as the local bank for local business. And we realized that goal, investing heavily in our communities through our financial support of local businesses.

We exceeded our loan growth goal in 2005 by achieving 20 percent growth in the portfolio, reaching total outstandings of $221.7 million. What makes us even more proud than the actual loan growth we saw? That it represents sound assets and that we achieved it through complete company focus, appropriately allocated existing resources, and empathetic, experienced loan officers who care deeply about the customers they work every day to help. We also saw an increase in deposits while improving our mix and product offerings. Our total deposits reached $349.6 million at December 31, 2005.

We made significant investments in our facilities last year, too. We began construction on a new, larger building in Lexington to house our operations and administration services. This $3.4 million, three-story, 27,000 square-foot center, located behind our Lexington banking office, is schedule to open in July of this year. To address the tremendous growth the Chapin banking office has seen since we acquired it in 2001, we built a new facility on the same site and opened its doors in January 2006. The now permanent, 3,000 square-foot Chapin banking office offers expanded space and services, including safe deposit boxes. And in February of last year, we added our 11th banking office in the Red Bank area of Lexington County. Since then, Red Bank has exceeded our expectations for loan and deposit growth. Our new banking offices and enhanced facilities position us even more permanently as a community partner in each neighborhood we call home. It's a role of which we are proud.



② TAKE OUT WALL PUT IN WINDOW.
① MORE WAITING ROOM SPACE
⑥ MORE ROOM FOR ALICE
④ WIDER HALLWAY
⑤ MORE ROOMS FOR PATIENTS
③ INSTEAD OF OLD EQUIPMENT - UPDATE TO NEW CHAIR



we believe

we believe in each other

First Community Bank is grounded in a unique culture of relentless dedication to our customers, our communities and each other. Our banking offices differ from location to location because each is a reflection of the community in which it resides. While being caretakers of our customers' finances is paramount, we believe knowing them — really understanding customer needs and helping realize their goals — is equally as important. It's what drives the sincerity behind our personal service. And it's what ensures we remain steadfast in our commitment to being a customer- and community-focused institution, even amidst tremendous growth.

We are also an institution proud of the opportunities we offer employees and the respect we have for one another. At First Community Bank, we help every employee reach his full potential. Those who work here seize opportunities for growth and, in turn, offer their experience back to the community they serve. It is a symbiotic relationship — one that drives strong employee and customer satisfaction, and fuels our desire to help grow our communities.

Last year, we added staff to better meet your needs, while also assimilating our new colleagues from Newberry into the First Community family. Likewise, First Community Bank worked hard to learn more about the unique traits that make Newberry special. We are proud to be a part of that community and will continue to grow our relationships there, one sincere customer exchange at a time.

Dedicated to always improving the banking process that makes managing day-to-day finances easier, we added two new financial products. We launched online bill pay to provide the utmost in convenience, and we unveiled a business debit card that can be tied to any of our business deposit accounts. We are also one of the first banks in the Midlands to respond to national trends and begin work on a health savings account that will allow our customers to better manage their healthcare costs.

2005's Financial Success

Total assets:	$ 467.5 million
Loan portfolio:	$ 221.7 million
Non-interest income:	$ 3.297 million
Net income:	$ 3.093 million
Diluted earnings per share:	$ 1.04

we believe in tomorrow

Our growth is your growth.

First Community Bank's future is bright and closely linked with all our communities. Each is a partnership of shared vision; what is beneficial for one fuels the other. We believe deeply in this commitment and will work hard to grow our business so that it encourages financial growth for you.

Specifically, our immediate future holds another merger. Using our experience with Dutchfork Bancshares, Inc. as a model, First Community Corporation will merge with DeKalb Bankshares, the Camden-based parent of The Bank of Camden. The latter will be merged into First Community Bank's operations and resources sometime in late second or early third quarter of this year. Upon completion of the merger, First Community Bank will have full-service banking offices in Lexington, Forest Acres, Irmo, Cayce-West Columbia, Gilbert, Chapin, Northeast Columbia, Newberry (two), Prosperity, Red Bank and Camden. As with all the communities we are proud to serve, First Community Bank will honor the special characteristics that represent Camden and tailor our services to meet that community's specific needs. We are eager to call Camden home.

As we look at our next 10 years of service, we will continue our aggressive but disciplined growth principles, considering new markets as strong economic indicators arise, always choosing communities that have a strong sense of identity and similar characteristics to those of our existing markets. In 2006, we will focus on continued growth in our loan portfolio, which will be funded by a combination of core deposit growth and cash flow from the investment portfolio. This will give us a tremendous competitive edge over other financial institutions that are funding their balance sheets with high cost sources and will result in earnings accretion that translates into increased earnings per share. And we will remain good stewards of your monies and trust, staying true to our core values, our fiscally sound financial practices and the banking culture that makes us unique.

We believe Decade Two in the life of First Community Bank is full of promise and growth. We can't wait to share it with you.

FINANCIAL INFORMATION FOR 2005


500
400
300
200
100
0
Total Assets (in millions)
Total Loans (in millions)
Total Deposits (in millions)
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005


$3.5
$3.0
$2.5
$2.0
$1.5
$1.0
$0.5
0
- $0.5
- $1.0
Net Income (in millions)
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005

SELECTED FINANCIAL DATA

(Amounts in thousands, except per share data)

	Year Ended December 31,				
	2005	2004	2003	2002	2001
Operations Statement Data:					
Net interest income	$ 12,994	$ 9,596	$ 7,648	$ 7,044	$ 5,523
Provision for loan losses	329	245	167	677	407
Non-interest income	3,298	1,774	1,440	1,232	938
Non-interest expense	11,838	7,977	6,158	5,377	4,381
Income taxes	1,032	963	965	758	569
Net income	$ 3,093	$ 2,185	$ 1,797	$ 1,464	$ 1,104
Per Share Data:					
Net income diluted[1]	$ 1.04	$ 1.09	$ 1.08	$ 0.90	$ 0.68
Cash dividends	.20	0.20	0.19	0.12	-
Book value at period end[1]	17.82	18.09	12.21	11.61	10.56
Tangible book value at period end[1]	8.34	8.19	11.74	11.02	9.85
Balance Sheet Data:					
Total assets	$ 467,455	$ 455,706	$ 215,029	$ 195,201	$ 156,555
Loans, net	221,668	184,007	119,304	98,466	86,518
Securities	176,372	196,026	58,954	69,785	46,366
Deposits	349,604	337,064	185,259	168,062	134,402
Shareholders' equity	50,767	50,463	19,509	18,439	16,776
Average shares outstanding[1]	2,847	1,903	1,590	1,588	1,585
Performance Ratios:					
Return on average assets	0.67%	0.76%	0.88%	0.82%	0.77%
Return on average equity	6.12%	8.00%	9.49%	8.35%	8.00%
Return on average tangible equity	13.33%	10.39%	9.94%	8.87%	7.40%
Net interest margin	3.30%	3.72%	4.02%	4.26%	4.19%
Dividend payout ratio	18.35%	17.39%	16.81%	13.04%	N/A
Asset Quality Ratios:					
Allowance for loan losses to period end total loans	1.22%	1.48%	1.41%	1.53%	1.14%
Allowance for loan losses to non-performing assets	487.48%	2,291.34%	2,123.60%	1,059.24%	247.00%
Non-performing assets to total assets	.12%	.03%	.04%	.07%	0.26%
Net charge-offs (recoveries) to average loans	.19%	.13%	(.01%)	.16%	0.35%
Capital and Liquidity Ratios:					
Tier 1 risk-based capital	13.24%	12.91%	13.21%	14.03%	14.90%
Total risk-based capital	14.12%	13.86%	14.42%	15.28%	15.90%
Leverage ratio	9.29%	8.51%	8.87%	8.77%	10.00%
Equity to assets ratio	10.86%	9.60%	9.07%	9.45%	10.72%
Average loans to average deposits	59.81%	61.00%	63.33%	60.71%	68.66%

[1]Adjusted for the June 30, 2001 5 percent stock dividend and the February 28, 2002 5-for-4 stock split.

	Year Ended December 31,	
	2005	**2004**
Assets:		
Cash and due from banks	$ 11,701,764	$ 9,391,494
Interest-bearing bank balances	83,178	803,426
Federal funds sold and securities purchased under agreements to resell	1,079,204	9,130,725
Investment securities - available-for-sale	170,657,770	190,010,307
Investment securities - held-to-maturity (market value of $5,746,448 and $6,147,698 at December 31, 2005 and 2004, respectively)	5,713,830	6,015,745
Loans	221,667,632	186,771,344
Less, allowance for loan losses	2,700,647	2,763,988
Net loans	218,966,985	184,007,356
Property, furniture and equipment - net	15,982,029	14,313,090
Goodwill	24,256,020	24,256,020
Core deposit intangible	2,767,074	3,361,815
Other assets	16,247,239	14,416,034
Total assets	$ 467,455,093	$ 455,706,012
Liabilities:		
Deposits:		
Non-interest bearing demand	$ 57,326,637	$ 49,519,816
NOW and money market accounts	106,337,887	98,846,828
Savings	29,818,705	35,370,267
Time deposits less than $100,000	100,612,256	100,629,304
Time deposits $100,000 and over	55,508,666	52,698,069
Total deposits	349,604,151	337,064,284
Securities sold under agreements to repurchase	13,806,400	7,549,900
Federal Home Loan Bank advances	34,524,409	42,452,122
Long-term debt	15,464,000	15,464,000
Other borrowed money	169,233	184,593
Other liabilities	3,120,115	2,528,424
Total liabilities	416,688,308	405,243,323
Shareholders' Equity:		
Preferred stock, par value $1.00 per share; 10,000,000 shares authorized; none issued and outstanding		
Common stock, par value $1.00 per share; 10,000,000 shares authorized; issued and outstanding 2,848,627 in 2005 and 2,788,902 in 2004	2,848,627	2,788,902
Additional paid in capital	42,352,205	41,832,090
Retained earnings	9,240,088	6,712,849
Accumulated other comprehensive income	(3,674,135)	(871,152)
Total shareholders' equity	50,766,785	50,462,689
Total liabilities and shareholders' equity	$ 467,455,093	$ 455,706,012

	Year Ended December 31,		
	2005	**2004**	**2003**
Interest and dividend income:			
Loans, including fees	$ 13,607,962	$ 9,063,092	$ 7,581,751
Investment securities - available-for-sale	7,241,453	3,440,033	2,069,345
Investment securities - held-to-maturity	223,059	206,681	198,234
Other short-term investments	271,276	334,518	179,030
Total interest and dividend income	21,343,750	13,044,324	10,028,360
Interest expense:			
Deposits	5,743,340	2,729,459	2,307,974
Securities sold under agreement to repurchase	275,738	40,934	29,704
Other borrowed money	2,330,252	677,830	42,934
Total interest expense	8,349,330	3,448,223	2,380,612
Net interest income	12,994,420	9,596,101	7,647,748
Provision for loan losses	328,679	245,000	167,000
Net interest income after provision for loan losses	12,665,741	9,351,101	7,480,748
Non-interest income:			
Deposit service charges	1,462,111	879,585	700,359
Mortgage origination fees	361,856	267,972	343,472
Gain on sale of securities	188,419	11,381	-
Gain on early extinguishment of debt	124,436	-	-
Other	1,161,095	614,783	395,973
Total non-interest income	3,297,917	1,773,721	1,439,804
Non-interest expense:			
Salaries and employee benefits	6,292,239	4,263,383	3,306,714
Occupancy	807,258	489,261	395,380
Equipment	1,245,577	991,793	803,482
Marketing and public relations	337,481	325,395	273,257
Amortization of intangibles	594,741	279,685	178,710
Other	2,561,091	1,627,470	1,200,638
Total non-interest expense	11,838,387	7,976,987	6,158,181
Net income before tax:	4,125,271	3,147,835	2,762,371
Income taxes	1,032,600	962,850	964,890
Net income	$ 3,092,671	$ 2,184,985	$ 1,797,481
Basic earnings per common share	$ 1.09	$ 1.15	$ 1.13
Diluted earnings per common share	$ 1.04	$ 1.09	$ 1.08

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
First Community Corporation
Lexington, South Carolina

I have audited the accompanying consolidated balance sheets of First Community Corporation, as of December 31, 2005 and 2004, and the related consolidated statements of operations, changes in shareholders' equity and comprehensive income, and cash flows for the three years ended December 31, 2005. Such consolidated financial statements and our report thereon dated January 13, 2006, expressing an unqualified opinion (which are not presented herein), are included in the First Community Corporation, 2005 Report on Form 10K. These accompanying consolidated financial statements are the responsibility of the company's management. My responsibility is to express an opinion on such consolidated financial statements in relation to the complete consolidated financial statements.

In my opinion, the information set forth in the accompanying consolidated balance sheets as of December 31, 2005 and 2004, and the related consolidated statements of operations for the three years ended December 31, 2005, is fairly stated, in all material respects, in relation to the basic consolidated financial statements from which it has been derived.

Clifton D. Bodiford

Clifton D. Bodiford
Certified Public Accountant
Columbia, South Carolina
January 13, 2006

DIRECTORS

Richard K. Bogan, MD, FCCP
Chairman, Chief Medical Officer
SLEEPMED, Inc.

Thomas C. Brown
Owner and President
T.C.B. Enterprises of SC, Inc.

Chimin J. Chao
President
Chao and Associates, Inc.

Michael C. Crapps
President and Chief Executive Officer
First Community Corporation
First Community Bank

Hinton G. Davis
Chief Executive Officer
Davis-Garvin Agency, Inc.
Capital City Insurance Company, Inc.

Anita B. Easter
Principal
Greenleaf Enterprises

O.A. Ethridge, DMD
Pediatric Dentist, Retired

George H. Fann, Jr., DMD
General Dentistry

J. Thomas Johnson
Vice Chairman of the Board
First Community Corporation
First Community Bank
Executive Vice President
First Community Bank

W. James Kitchens, Jr.
Certified Public Accountant
The Kitchens Firm, P.A.

James C. Leventis
Chairman of the Board
First Community Corporation
First Community Bank

Alex Snipe
President
Glory Communications

Loretta R. Whitehead
Broker Associate
RE/MAX Real Estate Services

Mitchell M. Willoughby
Partner
Willoughby and Hoefer, P.A.

Directors Emeritus
William L. Boyd, III
Robert G. Clawson
Broadus Thompson
Angelo L. Tsiantis

EXECUTIVE OFFICERS

First Community Corporation

James C. Leventis
Chairman of the Board

J. Thomas Johnson
Vice Chairman of the Board

Michael C. Crapps
President and
Chief Executive Officer

David K. Proctor
Senior Vice President and
Senior Credit Officer

Joseph G. Sawyer
Senior Vice President and
Chief Financial Officer

First Community Bank

James C. Leventis
Chairman of the Board

J. Thomas Johnson
Vice Chairman of the Board
Executive Vice President

Michael C. Crapps
President and
Chief Executive Officer

David K. Proctor
Senior Vice President and
Senior Credit Officer

Joseph G. Sawyer
Senior Vice President and
Chief Financial Officer

Robin D. Brown
Senior Vice President
Marketing/Human Resources

J. Ted Nissen
Senior Vice President
Group Executive

Harry A. Deith
Vice President
Commercial Lender

SHAREHOLDER INFORMATION

Annual Meeting

The annual meeting of shareholders will be held at 11:00 am, Wednesday May 17, 2006:

First Community Bank
Training Room
1735 Wilson Road
Newberry, SC 29108
All shareholders are invited.

Transfer Agent

Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016-3572
(800) 456-0596

10K/Financial Information

Copies of First Community Corporation's Annual Report to the Securities and Exchange Commission form 10K, and other information may be obtained from:
Joseph G. Sawyer
First Community Corporation
Post Office Box 64
Lexington, South Carolina 29071

Independent Auditor

Clifton D. Bodiford
Certified Public Accountant
Columbia, South Carolina

STOCK INFORMATION

First Community Corporation's common stock is traded on the NASDAQ Small Cap under the trading symbol "FCCO." The following is a summary of stock prices for the company. These prices have been adjusted for all stock splits and stock dividends.

	2005			2004		
	High	Low	Dividends Paid	High	Low	Dividends Paid
First Quarter	$21.75	$18.80	$0.05	$24.50	$21.75	$0.05
Second Quarter	$20.49	$16.73	$0.05	$24.00	$20.50	$0.05
Third Quarter	$20.45	$18.50	$0.05	$22.97	$20.00	$0.05
Fourth Quarter	$20.50	$18.45	$0.05	$20.70	$18.30	$0.05

All outstanding shares of our common stock are entitled to share equally in dividends from funds legally available when, and if, declared by the board of directors. We expect comparable dividends to be paid to the shareholders for the foreseeable future. Notwithstanding the foregoing, the future dividend policy of the company is subject to the discretion of the board of directors and will depend upon a number of factors, including future earnings, financial condition, cash requirements and general business conditions. In addition, our ability to pay cash dividends is dependent upon receiving cash in the form of dividends from First Community Bank, N.A. A national bank may only pay dividends out of its net profits then on hand, after deducting expenses, including losses and bad debts. In addition, the bank is prohibited from declaring a dividend on its shares of common stock until its surplus equals its stated capital, unless there has been transferred to surplus no less than one-tenth of the bank's net profits of the preceding two consecutive half-year periods (in the case of an annual dividend). The approval of the Office of the Comptroller of the Currency is required if the total of all dividends declared by the bank in any calendar year exceeds the total of its net profits for the year combined with its retained net profits for the preceding two years, less any required transfers to surplus.